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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------

                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                       PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               FOR MAY 26, 1999

                                ---------------

                               PETSEC ENERGY LTD

                           Level 13, 1 Alfred Street
                                Sydney, NSW 2000
                                   Australia
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                        Form 20-F _X_   Form 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                               Yes ___   No _X_

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                               PETSEC ENERGY LTD
                                ACN 000 602 700


                           CHAIRMAN'S ADDRESS TO THE
                      THIRTY-FIRST ANNUAL GENERAL MEETING
                        HELD ON 26 MAY 1999 AT 11.00 AM


1998 was an extremely difficult year for the oil industry as oil prices declined to 14 year lows. The industry responded by cutting exploration dramatically, reducing staff and selling assets. Many companies have merged to achieve economies of scale. Earnings have fallen considerably, and book values of assets have been written down resulting in the widespread reporting of substantial losses for the year.

Petsec Energy's results were largely affected by low commodity prices, but were further impacted by a disappointing drilling programme in the year.

To the end of 1997 Petsec had, since it began operations in the Gulf of Mexico in 1990, seven continuous years of growth in reserves, production and cash flow. Over the 3 1/2 years to December 1997 we had annual compound growth rates of 70% for reserves, 88% for production and 109% for cash flow.

The Company had achieved this high level of growth through exploration success (39 successes out of 42 wells drilled) on generally small (10-20 Bcfe), lower risk targets. However, general industry success in the Gulf of Mexico and buoyant commodity prices in 1997 resulted in an increase of competition, lease bonus payments, drilling and development costs. The increases were of such a magnitude as to significantly erode the economics of the smaller, lower risk prospects. To maintain growth in 1998 we modified our exploration strategy to include a number of higher potential prospects, with attendant higher risk, in our drilling programme.

We also sought to achieve our growth objectives by seeking a strategic alliance or merger with companies of similar size to Petsec and larger. This "Strategic Alternatives" process was commenced in the second quarter of the year by opening a comprehensive data room for the exchange of data with a number of selected companies. A good deal of interest was shown in the Company; unfortunately, due to the extraordinary collapse of oil and gas asset values and share prices of US exploration and production companies in the third quarter of the year, expectations changed dramatically and the process was prolonged. A number of valuable relationships were established through the process which should result in future joint ventures.

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                                                                        Page 2


Our 1998 capital expenditure of US$125 million included eight exploration wells. Five of these found oil and gas reserves but generally were quite small. This expenditure, together with a halving of our anticipated operating cashflow for the year, resulting from the substantial decline in oil and gas prices, gave rise to unacceptably high levels of bank debt particularly in an environment of US$11 per barrel of oil and US$1.80 per Mcf of gas.

Therefore, in February we sold a 50% working interest in 17 production leases and six exploration leases to Apache Oil & Gas Inc. for $111.7 million (US$68.3 million) thereby reducing our bank debt to $14.3 million (US$9 million) and our overall debt to $170 million (US$109 million).

We retained, however, most of our one trillion cubic feet of gas equivalent of exploration potential. We have a large inventory of over 40 prospects on the 45 leases we hold, and this will form the basis of our future growth.

We now intend to revert to the more conservative exploration approach that was so rewarding for the Company in the years 1990-1997 and we will further reduce our risk through farmout to joint venture partners.

Drilling and development costs have fallen by as much as 50% in the Gulf compared to 12 months ago so now is an appropriate time to restart our drilling programme.

Our first well in the Apache joint venture commenced two weeks ago, the Ship Shoal 193 B-2 well. We expect to drill a further 2-3 wells with Apache this year.

The first wells in the LLOG and Coastal Oil & Gas joint ventures, that I was pleased to announce this morning, should spud within three months.

The LLOG joint venture covers three leases in the Mustang Island area, offshore Texas. We have recovered much of our past costs and LLOG will carry 89% of the cost of drilling the first three wells. We retain a 331/3% working interest.

The Coastal Oil & Gas joint venture covers three leases in offshore Louisiana. Again, we have recovered much of our past costs and will enjoy a carry of our 25% retained working interest for the drilling of the first two wells.

I hope to be able to announce further joint venture deals in the near future but, as a minimum, we intend to participate in 6-8 wells this year which will expose the Company to in excess of 60 billion cubic feet of gas equivalent
(Bcfe) net reserves potential.

The exploration drilling programme will be met from our cash flow, the quantum of which is reasonably assured as expected production in 1999 is substantially hedged at US$2.45 per Mcf of gas and US$17.72 per barrel of oil.

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We were very pleased to have been awarded the Vermilion 258 lease from the
March Louisiana sale and expect to drill the prospect in early 2000. We hope to be awarded West Delta 113 in the near future, a lease we jointly bid with Coastal Oil & Gas.

We are looking forward to the results of this year's programme recapturing part of the shareholder value eroded last year. Our highly motivated staff are determined to regain our former reputation for rapid growth of asset values through successful exploration.



T N Fern
Chairman



   Level 13 Gold Fields House, 1 Alfred Street, Sydney NSW 2000, Australia
            PO Box R204 Royal Exchange, Sydney NSW 1225, Australia
                        Tel: 9247 4605 Fax: 9251 2410


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                                   SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          PETSEC ENERGY LTD



Date: May 26, 1999                        By:  /s/ G.H. FULCHER
                                               --------------------------------
                                               Name:  G.H. Fulcher
                                               Title: Company Secretary